UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Stifel Financial Corp.

(Name of Issuer)

Common Stock, $0.15 par value

(Title of Class of Securities)

860630102

(CUSIP Number)

July 20, 1983

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2 of 5 pages

1	NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS George H. Walker III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 538,286[1]
	6	SHARED VOTING POWER 11,256[2]
	7	SOLE DISPOSITIVE POWER 538,286[1]
	8	SHARED DISPOSITIVE POWER 11,256[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[3]
12	TYPE OF REPORTING PERSON IN

_____________________________
[1]

Includes 60,244 shares of common stock, $0.15 par value, of Stifel Financial Corp. ("Stifel Common Stock") which may be acquired upon the exercise of stock options granted to the reporting person. Also includes 5,881 shares allocated to the reporting person under the Stifel Financial Corp. Stock Ownership Plan and Trust and 4,042 shares allocated to the reporting person under the Stifel, Nicolaus & Company, Incorporated Profit Sharing 401(k) Plan.

[2]	Shares held by the George Herbert Walker Foundation as to which Mr. Walker shares voting power with a co-trustee.
[3]	Based upon 7,367,885 shares of Stifel Common Stock issued and outstanding as of March 13, 2002.

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Page 3 of 5 pages

Item 1.	(a)	Name of Issuer: Stifel Financial Corp.
	(b)	Address of Issuer's Principal Executive Offices:
501 North Broadway St. Louis, MO 63102
Item 2.	(a)	Name of Person Filing: George H. Walker III
	(b)	Address of Principal Business Offices or, if none, Residence:
George H. Walker III Stifel Financial Corp. 501 North Broadway St. Louis, MO 63102
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.15 par value
	(e)	CUSIP Number: 860630102

Item 3.			Information if Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
	(e)	[ ]	An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E)
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F)
	(g)	[ ]	A parent holding company or control person, in accordance with (S) 240.13d-1(b)(ii)(G)
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
	(j)	[ ]	Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J)

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Page 4 of 5 pages
Item 4.			Ownership.
	(a)		Amount Beneficially Owned:
549,542
	(b)		Percent of Class:
7.4%[1]
	(c)		Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
538,286[2]
		(ii)	Shared power to vote or to direct the vote
11,256[3]
		(iii)	Sole power to dispose or to direct the disposition of
538,286[2]
		(iv)	Shared power to dispose or to direct the disposition of
11,256[3]

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Based upon 7,367,885 shares of Stifel Common Stock issued and outstanding as of March 13, 2002.
[2]

Includes 60,244 shares of common stock, $0.15 par value, of Stifel Financial Corp. ("Stifel Common Stock") which may be acquired upon the exercise of stock options granted to the reporting person. Also includes 5,881 shares allocated to the reporting person under the Stifel Financial Corp. Stock Ownership Plan and Trust and 4,042 shares allocated to the reporting person under the Stifel, Nicolaus & Company, Incorporated Profit Sharing 401(k) Plan.

[3]	Shares held by the George Herbert Walker Foundation as to which Mr. Walker shares voting power with a co-trustee.

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Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

June 5, 2002
Date
/s/ George H. Walker III
Signature
George H. Walker III, Chairman Emeritus
Name/Title